September 27, 2013

András P. Teleki, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006-1600

        RE: <u>Metropolitan Life Insurance Company</u>:
                    Metropolitan Life Separate Account E
                    Gold Track Select
                    Initial Registration Statement filed on Form N-4
                    File Nos. 811-04001 and 333-190296

Dear Mr. Teleki:

        The staff reviewed the above-referenced initial registration statements, which the Commission received on August 1, 2013. We have given the registration statements selective review. Based on our review, we have the following comments. Prospectus page references are to the pages in the marked courtesy copy of the prospectus provided to the staff, and Item references are to the item numbers set forth in Form N-4.

GENERAL

1.   Please advise the staff whether there are any types of guarantees (*e.g.*, as to any of the insurance company's obligations under the contract) or will the company be solely responsible for meeting any such obligations. Please also advise the staff whether there are any support agreements with third parties pertaining to the capitalization of the company.

PROSPECTUS

2.   **Fee Tables (page 8)**

        a.   Please revise the caption for the separate account fees so that it is as prominent as the caption for administrative charges.

In doing so, please explain to the staff why the administrative charge is not itemized as a component of the separate account charges, *i.e.*, total separate account charges equal to 1.30%.

b.   Following the last sentence of the preamble to the minimum and maximum total annual underlying fund operating expenses table on page 9, please add that an investor should carefully read the prospectus before investing. Item 5(d).

c.   Please only provide examples for year 1 and 3 per Instruction 22(c) of Item 3.

3.   **The Annuity Contract (page 12)**

a.   In the first paragraph, please add a statement that the prospectus describes all material features of the contract.

b.   In the last paragraph of the section on page 13 just before "Contract owner Inquiries," please confirm that the deletion of the reference to IRAs is appropriate.

Similarly, please confirm the appropriateness of the following deletions:

  i.   "Purchase Payments – Section 403(b) Plans" on page 14.

  ii.   The last sentence under "The Funding Options" on page 14.

  iii.   The second/last paragraph under "TPA Administrative Charges" on page 22.

  iv.   Item "c" under "Contract Exchanges" on page 33.

c.   Please confirm that the deletion of the "Civil Union" subsection is appropriate in light of and/or in response to the recent Supreme Court ruling on the definition of "spouse" under the Federal Defense of Marriage Act ("DOMA").

4.   **Charges and Deductions (page 20)**

Under "Free Withdrawal Allowance" on page 21, please clarify what value the 10% free withdrawal allowance is applied to in determining the free withdrawal amount for the year, *i.e.*, contract value or purchase payments.

5.   **The Annuity Period (page 28)**

Please disclose the impact that frequency and duration of payments has on the level of the annuity payment. Item 8(c).

6.   Federal Tax Considerations (page 34)

      a.   Please confirm that this section (and "Taxes" in the statement of additional information) has been updated to address disclosure that may have been affected by the recent Supreme Court ruling regarding DOMA

      b.   Please advise the staff as to whether the latter portion of the disclosure (beginning with "General Tax Treatment of Annuities") should have been deleted.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

7.   Under "Services' on page 2, please confirm whether FASCore LLC is an affiliated entity and then confirm that the disclosure required by Item 18 has been provided.

8.   Please note that the cross-reference in the first paragraph under "Distribution and Principal Underwriting Agreement" on page 2 should be to "Other Information – Distribution of the Contracts."

9.   Please note that most if not all of the disclosure provided under "Valuation of Assets" on page 3 is required to be provided in the prospectus. Item 10(a) through (c).

PART C

10.   Please include Exhibits 7 and 8 or if appropriate provide a "Not Applicable" designation as was provided for exhibits 11 and 12.

11.   Please resubmit powers of attorney that are specific to this initial registration statement.

12.   Financial Statements, Exhibits, and Certain Other Information

      Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

13.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Senior Counsel
Insured Investments Office